May 11, 2012
DIRECT DIAL: 212.451.2333
EMAIL: SWOLOSKY@OLSHANLAW.COM

VIA EDGAR AND OVERNIGHT DELIVERY

Daniel F. Duchovny, Esq.
Special Counsel
United States Securities and Exchange Commission
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Comverse Technology, Inc.
Soliciting Materials filed pursuant to Rule 14a-12 filed by Cadian Capital Management et. al.
Filed April 16, 2012
File No. 001-35303

Preliminary Proxy Statement on Schedule 14A filed by Cadian Capital Management et. al.
Filed April 26, 2012
File No. 001-35303

Dear Mr. Duchovny:

We acknowledge receipt of the letter of comment dated May 3, 2012 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with Cadian Capital Management, LLC and its affiliates (collectively, “Cadian”) and we provide the following supplemental response on its behalf.  To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italic below, and our responses appear immediately below each comment.

Soliciting Materials filed April 16, 2012

1.
We note your response to prior comment 1.  With respect to the second bullet point in our comment, it remains unclear how the auditor’s report indicating a weakness in internal controls supports your opinion that the company’s board is “currently pursuing what we believe is a sub-optimal strategy of ‘spinning’ CNS into a stand-alone, publicly-traded company.”

Cadian has concerns regarding the strategy to spin off the CNS business into a stand-alone, publicly-traded company because it does not believe now is the appropriate time for such spin-off.  Cadian believes that the Company’s continued material weaknesses in internal controls is one factor that, when combined with certain other factors, such as (until recently with respect to the CEO) the lack of a permanent and well-qualified CEO and CFO for the CNS business, have caused the Company to underperform, resulting in over six years of net losses.  Cadian attributes this underperformance of the Company to the CNS business, since its other business segment (Verint) has performed increasingly well.  For example, Verint has reported positive earnings since 2010 and seen a growth in net income of approximately 58% since 2010, from approximately $17.1 million in 2010 to approximately $40.6 million in 2012.  Cadian has concerns that if the CNS business is spun off as a stand-alone entity, it would not be viable without the support it currently receives from the Company’s other business segment.  The Proxy Statement has been revised to reflect the foregoing position.  See page 9.

2.	Please provide additional support for your response to the fourth bullet point in prior comment 1. The response includes additional unsupported opinions.

We refer you to our response to Comment 1 above and have revised the Proxy Statement to remove the statements that suggest that the spin-off is “a fundamentally flawed strategy” and that a spin-off “would be very costly and likely require large amounts of the Company’s cash.”

Preliminary Proxy Statement

3.
We note that you are nominating four individuals and that the company has a six-member board.  Given that security holders using your proxy card will be unable to vote for a full slate of nominees, disclose the consequences to security holders as a result of using your proxy card to vote for four directors instead of six.  For example, revise to highlight to security holders that they will be disenfranchised with respect to two seats if they return your proxy card.  Also disclose that you may not exercise discretionary authority to fill the other seats and that you cannot assure that the other directors will agree to serve if your slate wins.  Finally, disclose whether you have any plans to fill any vacancies on the board as a result of the election of your nominees.  Refer to Section II.I of Exchange Act Release No. 34-31326 (October 16, 1992).

The Proxy Statement has been revised in response to this comment. See page 10.

Background to the Solicitation, page 5

4.
Please revise the first bullet point in this section to briefly describe the contents of your October 17, 2011 letter to the company’s security holders.  Also apply this comment to the fifth and seventh bullet points in this section.

The Proxy Statement has been revised in response to this comment. See pages 5 and 6.

Reasons for Our Solicitation, page 7

5.	Please update the disclosure on page 8 to reflect the company’s appointment of a new CEO for CNS.

The Proxy Statement has been revised in response to this comment. See page 8.

6.
Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief.  Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis.  Please provide us the support for your beliefs that “there is substantial interest in the market for an asset like CNS” and that “a sale can be achieved in a much more efficient and cash-generating, rather than cash-consuming way.”

Cadian believes that there is substantial interest in the market for an asset like CNS based on the announcement of three recent deals involving companies comparable to the CNS business: Convergys Corporation just announced it is selling its Information Management business to NEC Corporation; CSG Systems International purchased Intec Telecom Systems; and AsiaInfo Linkage, Inc. is going private.  In each case, the relevant CNS-comparable businesses were valued at between 1.0 – 1.4x trailing twelve month revenue. Cadian believes the CNS business would be a prime candidate for a similar sale (either in whole or in multiple parts), if it can improve its business operations and internal controls.

The Proxy Statement has been revised to remove the statement that “a sale can be achieved in a much more efficient and cash-generating, rather than cash-consuming way.”

Solicitation of Proxies, page 18

7.
We note that you may employ various methods to solicit proxies, including mail, facsimile, telephone, telegraph, Internet, in person and by advertisements.  Be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A on the date of first use.  Refer to Rule 14a-6(b) and (c).  Please confirm your understanding.

Cadian confirms its understanding that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies, must be filed under the cover of Schedule 14A on the date of first use.

8.	Please tell us whether the solicitation of proxies via the Internet will include solicitations via internet chat rooms and tell us which websites you plan to utilize.

Cadian does not currently intend to solicit proxies via internet chat rooms.

Incorporation by Reference, page 20

9.
We note your disclosure in this section.  You are required to provide information that will be contained in the company’s proxy statement for the annual meeting unless it is your intent to rely on Rule 14a-5(c).  If you intend to rely on Rule 14a-5(c), please disclose this fact.  Also, please be advised that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate.  Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company’s proxy statement, you must undertake to provide the omitted information to security holders.  Please advise as to your intent in this regard.

The Proxy Statement has been revised in response to this comment. See page 20.

In addition, it is Cadian’s understanding that to the extent the Proxy Statement refers to information contained in the Company’s proxy statement, Cadian can mail its proxy statement no earlier than the filing of the Company’s definitive proxy statement with the SEC.  Cadian intends to mail its proxy statement to shareholders no earlier than the filing of the Company’s definitive proxy statement with the SEC.

* * * *

In connection with responding to the Staff’s comments, a certificate signed by each of the participants containing the three acknowledgments requested by the Staff is attached hereto.

The Staff is invited to contact Elizabeth R. Gonzalez at (212) 451-2206 or the undersigned at (212) 451-2333 with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments

Sincerely,

/s/ Steve Wolosky

Steve Wolosky

cc:	Justin Griffith
Eric Bannasch
Elizabeth Gonzalez

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) relating to the Soliciting Material filed under Rule 14a-12 on April 16, 2012 (the “Soliciting Material”) and the Preliminary Proxy Statement on Schedule 14A filed by the undersigned on April 26, 2012 (the “Proxy Statement”), each of the undersigned acknowledges the following:

•	The undersigned is responsible for the adequacy and accuracy of the disclosure in the Soliciting Material and Proxy Statement;

•	The Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Soliciting Material and Proxy Statement; and

•	The undersigned may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page on next page]

May 11, 2012

CADIAN FUND LP

By:	Cadian GP, LLC, its General Partner

By:	/s/ Eric Bannasch
Name: ERIC BANNASCH Title: Managing Member

CADIAN MASTER FUND LP

By:	Cadian GP, LLC, its General Partner

By:	/s/ Eric Bannasch
Name: ERIC BANNASCH Title: Managing Member

CADIAN CAPITAL MANAGEMENT, LLC

By:	/s/ D. Justin Griffith
Name: D. JUSTIN GRIFFITH Title: General Counsel

CADIAN GP, LLC

By:	/s/ Eric Bannasch
Name: ERIC BANNASCH Title: Managing Member

/s/ Eric Bannasch
ERIC BANNASCH Individually and as Attorney-In-Fact for Stephen Andrews, James Budge, Doron Inbar and Richard N. Nottenburg